AB 3/10

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09059167

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSG MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Amundsen 212-709-8250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO. CPA
(Name – *if individual, state last, first, middle name*)

3150 140th Street, Suite 6C, Flushing, NY 11354
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

TA 3/26

OATH OR AFFIRMATION

I, Joseph Amundsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSG Markets, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-18-09

[signature]
Signature

CEO, CCO
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBRA L. DEVATT, Notary Public
City of Easton, Northampton County
My Commission Expires August 10, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BSG MARKETS, LLC

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
New York, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To the Members of
BSG Markets, LLC

We have audited the accompanying statement of financial condition of BSG Markets, LLC as of December 31, 2008, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BSG Markets, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen Co. CPA
New York, New York
January 22, 2009

BSG MARKETS, LLC

Statement of Financial Condition

December 31, 2008

ASSETS

Cash & cash equivalent	$	248,492
Dividends and interest receivable		0
Other assets		0

Total assets	$	248,492
		============

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	-
Accrued expenses		60,500

Total liabilities		60,500
Members' Equity		
Members' Capital		199,955
Current year changes		(11,963)

Total members' equity		187,992

Total liabilities and members' equity	$	248,492
		============
		0

The accompanying notes are an integral part of these financial statements

BSG MARKETS, LLC

Statement of Income

for the Year Ended December 31, 2008

REVENUES:		
Consulting income	$	-
Dividends and interest income		4,537
Other income		0
Total Revenue		4,537
EXPENSES:		
Professional fees	$	5,500
Occupancy		11,000
Consulting expense		0
Total Expenses		16,500
INCOME BEFORE INCOME TAXES		(11,963)
PROVISION FOR INCOME TAXES		0
NET INCOME (LOSS)	$	(11,963)

The accompanying notes are an integral part of these financial statements

BSG MARKETS, LLC

Statement of Cash Flows

for the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ (11,963)
Adjustments to reconcile net income to net cash used in operating activities:		
Deposits with clearing organizations	0	
Dividends and interest receivable	0	
Accounts payable	0	
Accrued expenses	16,500	
Total adjustments		16,500
	--------------------	--------------------
Net cash used in operating activities		4,537
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	
Others	-	-
	--------------------	--------------------
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contribution	0	0
	--------------------	--------------------
Net cash provided by financing activities		0
INCREASE IN CASH		4,537

CASH AT BEGINNING OF THE YEAR		243,955
CASH AT END OF THE YEAR		$248,492
		===========
		-

The accompanying notes are an integral part of these financial statements

BSG MARKETS, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2008

	Member's Capital
Balance, January 1, 2008	$ 199,955
Net Income(Loss)	(11,963)
Member's Capital Contributions	0
Member's Capital Withdrawals	-
Balance, December 31, 2008	$ 187,992

The accompanying notes are an integral part of these financial statements

1. Organization and nature of business

BSG Markets LLC (the Company) is an introducing broker registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protect rules. The Company is a Delaware corporation organized on April 12, 2002 that is a wholly owned subsidiary of BroadStreet Group, LLC. (the Parent)

2. Significant Accounting Policies

The Company is engaged in the business of trading securities for own account and private placements of securities. The Company is also providing advice to clients on structured products and securitization business. The financial statements reflect their own principal transactions and activities.

At present, no brokerage business is conducted with the general public nor does the Company maintain any customers' accounts.

The Company prepares its financial statements on the accrual basis of accounting.

The Company does not have its own office equipments and furniture, accordingly, there is no depreciation incurred. The Company uses the Parent's facility to operate limited transactions during the year of 2008.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not hold for sale in the ordinary course of business.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and minimum the dollar amount of net capital requirement is $100,000. At December 31, 2008, the Company was in compliance with these regulations. The company's net capital ratio was 0.33 to 1, and exceeds dollar amount net capital requirement by $83,022.

4. Income tax

For the tax purpose, the Company is a limited liability company with a single member (Parent), and as such, is not responsible for the payment of federal and state taxes. The member is responsible for taxes on its share of the Company's profits.

5. Commitment and Contingence

The Company's office rent is leased from the Parent company. The term is based on month by month. No written agreement is signed in.

BSG MARKETS, LLC

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

BSG MARKETS, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

NET CAPITAL		
Total partners' equity		$187,992
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		187,992
Deductions:		
Nonallowable assets		
Furniture, and equipment, net	0	0
		187,992
Net capital before haircuts on securities positions		
Haircuts on securities		
Trading and investment securities	0	
Others(Money Market)	(4,970)	(4,970)
NET CAPITAL		$183,022
AGGREGATE INDEBTEDNESS		
Commission payable	0	
Other payable and accrued expenses	60,500	60,500
Total aggregate indebtedness		$60,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		4,033
Minimum dollar required:		$100,000
Excess net capital		$83,022
Excess net capital at 1,000% (Net capital - 10% of AI)		$176,972
Ratio: Aggregate indebtedness to net capital		0.33

BSG MARKETS, LLC

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17A-5 as of December 31, 2008)

There is no material difference between the net capital computation as reported on BSG Markets, LLC FOCUS report - Part IIA as of December 31, 2008.

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$183,022
Adjustments:	-	-
Net capital per above		$183,022

BSG MARKETS, LLC

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2008

BSG Markets LLC is an introducing broker and is exempt from the provision of SEC Rule 15c3-3. The conditions of exemption are being maintained.

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC rule 15c3-3

To the Members of
BSG Markets, LLC

In Planning and performing our audit of the financial statements of BSG Markets, LLC (the Company), for the year ended December 31, 2008, we considered its internal control, including its anti-money laundering measures and procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of express our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any following:

1. Making quarterly securities examinations, counts verifications, and comparisons,
2. Recordation of differences required by rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and the procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used for any other purpose.

Yin Shen Co. CPA
New York, New York
January 22, 2009